UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Share Purchase Agreement for the Acquisition of Revealed Films Inc.

On October 3, 2022, Genius Group Limited, a Singapore public limited company (“Genius Group”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Jeff Hays and Patrick Gentempo (the “Sellers”), for the purchase by the Company of 100% of the shares of Revealed Films Inc. (“Revealed Films”), a Delaware Corporation. The acquisition closed on October 4, 2022.

The material terms of the acquisition are as follows, and capitalized terms used herein without definition have the meaning assigned to them in the Share Purchase Agreement:

Purchase Price

The Purchase Price is $10 million paid in the following ways:

(a)	$3 million payment in cash (the “Cash Payment”); and

(b)	$7 million payment of the Company’s ordinary shares (the “Consideration Shares”) on the date of Closing at the price of $5.17 per share, of which $6 million in shares is subject to a six month lock up.

The Cash Payment shall be paid as follows:

(i) $1,000,000 at the date of Closing paid by electronic funds transfer by the Company to the accounts of the Sellers; and

(ii) $2,000,000 shall be paid no later than January 31, 2023.

Top – Up Payments

The agreement provides additional top ups (hereinafter referred to as “Top-Up” in purchase price calculated as one-half times (1.5X) revenues growth over $7 million in 2023, 2024 and 2025, and meeting spefifc profitability targets, in order to reward ongoing growth of Revealed Films Inc. following the acquisition. These Top-Ups are assigned in a ratio for each of the Sellers.

Claw Back Clause

In the event that the Revealed Films Inc. annual net revenues drop below $5 million in any of the 3 years following the Closing, the Sellers agree to adjust the Purchase Price downwards by an equivalent percentage to the drop in average annual net revenue during the Adjustment Period from the $7 million threshold.

Indemnifications and Damages

Each party agrees to indemnify, defend and hold harmless, the other party, its affiliates and each of their respective partners, officers, employees, shareholders, partners, agents, as the case may be from and against, any and all, damages, losses, liabilities, obligations, fines, penalties, levies, action, investigations, inquisitions, notices, suits, judgments, claims of any kind including third party claims, interest, governmental and statutory action, costs, litigation and arbitral costs, taxes or expenses (including without limitation, reasonable attorney’s fees and expenses) suffered or incurred, directly or indirectly by any indemnified party as a result of:

(a)	any misrepresentation or inaccuracy in any warranty made by such indemnifying party, or any failure by such indemnifying party to perform or comply with any agreement, obligation, liability, warranty, term, covenant or undertaking contained in the Share Purchase Agreement; or

(b)	any fraud committed by the indemnifying party, at any time.

The indemnity takes effect upon Closing and shall lapse on the first anniversary of the Closing Date.

Limitation of Liability

The aggregate liability of each party for all Substantiated Claims shall not exceed the amount of the Purchase Price actually received by the Sellers under the Share Purchase Agreement. For the purposes of assessing whether the limit has been reached, the liability of the Sellers shall be deemed to include the amount of all costs, expenses and other liabilities (together with any VAT thereon) payable by it in connection with the settlement or determination of any claim.

Neither party shall be liable for a claim unless:

(i)	its liability in respect of such Claim exceeds $50,000; and

(ii)	the aggregate amount of all Claims for which it would, in the absence of this provision, be liable shall exceed $250,000 and in such event the party shall be liable for the whole of such amount and not merely the excess.

(iii)	All amounts will be calculated after insurance reimbursement, if applicable.

The foregoing summary of the terms of the Share Purchase Agreement is subject to and qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

On October 5, 2022, the Company issued a press release announcing the entry into the Share Purchase Agreement and the closing of the acquisition. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit

Item	Description
10.1	Share Purchase Agreement
99.1	Press Release dated October 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 5, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)